Filed by F.N.B. Corporation

(SEC Registration Statement No. 333-177050)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Parkvale Financial Corporation

This filing relates to a letter to be sent to the shareholders of Parkvale Financial Corporation in connection with the Special Meeting of Shareholders to be held on December 15, 2011.

4220 William Penn Highway Monroeville, PA 15146

November 22, 2011

Dear Parkvale Financial Corporation Shareholder:

We recently mailed you proxy material in connection with our upcoming Special Meeting of Shareholders to be held on December 15, 2011. According to our records, we have not yet received your proxy.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning the enclosed proxy in the envelope provided. If your shares are held with a broker or bank, you can also vote by telephone or the internet by following the enclosed instructions.

Our Board of Directors unanimously recommends a “FOR” vote on all proposals.

Please disregard this letter if you already voted your shares. Thank you for your cooperation and support.

Sincerely,

Robert J. McCarthy, Jr.
President and Chief Executive Officer

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In connection with our proposed merger with F.N.B. Corporation (“FNB”), we filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on November 7, 2011 which was included in the registration statement on Form S-4 filed with the SEC by FNB on November 3, 2011. Investors are urged to read the definitive proxy statement, along with any other relevant documents filed with the SEC by FNB or us including any amendments or supplements, because those documents do and will contain important information.

Those documents, as well as other documents relating to the merger that FNB and/or Parkvale Financial Corporation (“Parkvale”) file with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Investors may also contact David B. Mogle, Corporate Secretary, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3431, for free copies of the documents FNB has filed with the SEC; and Gilbert A. Riazzi, Chief Financial Officer, 4220 William Penn Highway, Monroeville, PA 15146, telephone: (412) 373-4804, for free copies of the documents Parkvale has filed with the SEC.

FNB, Parkvale and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Parkvale shareholders in connection with the proposed merger. Information concerning such participants’ ownership of Parkvale common stock is set forth in the definitive proxy statement relating to the merger.